BODY CENTRAL

August 15, 2013

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:  John Reynolds, Assistant Director

Dear Mr. Reynolds:

Body Central Corp., a Delaware Corporation (“we”, or “us” or the “Company”), is submitting this letter in response to the comment letter from the Staff of the Division of Corporate Finance of the Securities and Exchange Commission (the “Staff”) dated August 1, 2013 (the “Comment Letter”) with respect to the Company’s Form 10-K for the Fiscal Year ended December 29, 2012 filed on March 13, 2013 (the “10-K”).

Below is the Company’s response to the comment presented in the Comment Letter.  For the convenience of the Staff we have repeated the comment before the related response.

Comment:

Definitive Proxy Statement on Schedule 14A

Equity-Based Compensation, page 24

1. In future filings please provide a more detailed compensation discussion and analysis for the grants described in this section. For example, it is unclear how the awards were determined or why, for certain officers, they differed significantly from the awards granted in the previous fiscal year. Please refer to Item 402(b) of Regulation S-K for guidance. Please provide us with draft disclosure.

Response:

In our description of the Company’s equity-based compensation, we attempted to describe the decision-making process of the Compensation Committee of the Board of Directors (the “Committee”). These processes are not formulaic, but rather take into consideration both objective and subjective factors when determining the amount of actual incentive award payouts and the size of equity awards for our named executive officers.  The difference in awards granted to the prior year for certain officers was a function of objective and subjective factors described herein, including market adjustments relating to compensation analysis performed by independent consultants to the Committee.  Additionally, year over year variances for Mr. Stoltz and Mr. Swartwood were partially a function of 2011 new hire grants and partial year employment in 2011.

6225 POWERS AVENUE — JACKSONVILLE, FLORIDA 32217

PHONE 904-737-0811 — FAX 904-265-0302

As disclosed in the first sentence of the second paragraph of the “Equity-Based Compensation” section on page 24 of our proxy, as a relatively new publicly traded company, the Committee felt it was premature to grant equity with performance criteria during 2011 or 2012. However, the Committee recognizes the market trends in this area, and may seek to grant performance-based equity in the future.

At such time as performance-based equity grants are made in the future, each named executive officer’s target award opportunity will be evaluated against the outcome of pre-established objective and subjective factors. The Committee currently expects that the objective factors will involve the Company’s actual performance as compared to pre-established goals established by the Committee at the beginning of the awards periods for each plan. The subjective factors the Committee has been using and will continue to use take into consideration each named executive officer’s:

•                  Ability to think and act strategically (how the executive uses his or her business acumen, vision, and intellectual rigor in shaping his or her function or business)

•                  Ability to get results (the executive’s drive, change management skills, adaptability, and how he or she leverages resources in building his or her function or business)

•                  Ability to sustain a high performance level and demonstrate that he or she can get results in the “right way” (i.e. demonstrating high personal values)

•                  Ability to build organizational capability for the Company (how the executive holds him or herself and others accountable for superior results, done the right way; and how he or she develops, mentors, and motivates others)

•                  Ability to demonstrate a strong leadership style (the executive’s interpersonal communication skills and professional presence).

In future filings, we will discuss the specific items of corporate and individual performance (objective and subjective) that are taken into account in making compensation decisions about equity award grants. We also will address how these compensation elements are structured and implemented to reflect these performance items (including whether discretion can be or has been exercised) and explain the reasons why the Committee decided the amounts paid to each named executive officer were appropriate in light of the various items it considered in making specific compensation decisions.

***

In responding to the comments of the Staff, the Company acknowledges that:

2

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or the Company’s changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you would like to discuss any of the Company’s responses, or any further questions that you may have, please do not hesitate to contact the undersigned at (904) 207-6720.

Respectfully,

/s/ Thomas W. Stoltz
Thomas W. Stoltz
Chief Operating Officer and Chief Financial Officer